Delisting Determination,The Nasdaq Stock Market, LLC,
July 16, 2010, First National Bancshares Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of First National Bancshares Inc.
(the Company), effective at the opening of the trading session on July 26, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staffs determination on June 29, 2010. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 8, 2010.